



OPERATIONAL UPDATE
FOR THE NINE MONTHS ENDED 31 MARCH 2017

HARMONY'S ANNUAL PRODUCTION GUIDANCE WELL IN REACH

Johannesburg. Tuesday, 9 May 2017. Harmony Gold Mining Company Limited ("Harmony" or "the company") advises that the annual gold production guidance of 1.05 million ounces is well in reach, with year to date production at 812 000 ounces at a cash operating cost of R439 669/kg (US$996/oz).

Harmony recorded an 8% operating free cash flow margin year to date, strengthened by the gold hedging agreements that are in place. The company's underground average recovered grade remains above 5g/t. The all-in sustaining costs (AISC) for the nine months ended 31 March 2017 is US$1170/oz or R516 630/kg.

Quarter on quarter gold production was 7% lower mainly due to the customary slow start up after the December holidays. AISC increased by 5% to R529 409/kg (or 10% to US$1 246/oz) quarter on quarter.

Chief Executive Officer, Peter Steenkamp, commented that: "The fundamentals underpinning our mine plans enable us to achieve our annual production guidance. Safety, costs and grade continue to be a focus and higher production in the fourth quarter will drive down unit costs".

Below is a table setting out Harmony's operational results for the nine months ended 31 March 2017:

		Nine months ended March 2017
Gold produced	– kg	25 262
	– oz	812 192
Underground grade	– g/t	5.03
Gold price received	– R/kg	573 229
	– US$/oz	1 299
Cash operating costs	– R/kg	439 669
	– US$/oz	996
All-in sustaining costs	– R/kg	516 630
	– US$/oz	1 170
Production profit	– R million	3 276
	– US$ million	239
Operating free cash flow margin	– %	8
Exchange rate	– R/US$	13.73

Quarter on quarter operating results tables have been included on pages 2 to 3 (R/metric) and 4 to 5 (US$/imperial).

The operational update report has not been reviewed or audited by the company's external auditors. Detailed financial and operational results are provided on a six-monthly basis at the end of December and June.

OPERATING RESULTS – QUARTER ON QUARTER (RAND/METRIC)

			South Africa																
			Underground production										Surface production						
		Three months ended	Tshepong	Phakisa	Bambanani	Joel	Doornkop	Target 1	Kusasalethu	Masimong	Unisel	Total Underground	Phoenix	Dumps	Kalgold	Total Surface	Total South Africa	Hidden Valley[1]	Total Harmony
Ore milled	**– t'000**	**Mar-17**	**256**	**151**	**52**	**124**	**156**	**173**	**145**	**147**	**83**	**1 287**	**1 662**	**602**	**374**	**2 638**	**3 925**	**868**	**4 793**
		Dec-16	243	158	60	127	160	191	161	155	104	1 359	1 697	712	364	2 773	4 132	760	4 892
Yield[2]	**– g/tonne**	**Mar-17**	**4.63**	**5.28**	**11.46**	**4.12**	**4.33**	**4.08**	**7.24**	**4.35**	**3.76**	**5.03**	**0.14**	**0.40**	**0.76**	**0.28**	**1.84**	**1.00**	**1.72**
		Dec-16	4.78	6.33	11.78	4.70	4.21	3.34	6.58	3.88	4.21	5.06	0.13	0.38	0.77	0.28	1.85	1.29	1.77
Gold produced	**– kg**	**Mar-17**	**1 184**	**798**	**596**	**511**	**675**	**706**	**1 050**	**639**	**312**	**6 471**	**226**	**238**	**284**	**748**	**7 219**	**816**	**8 035**
		Dec-16	1 161	1 000	707	597	674	637	1 060	601	438	6 875	229	268	281	778	7 653	944	8 597
Gold sold	**– kg**	**Mar-17**	**1 230**	**829**	**620**	**493**	**691**	**721**	**1 119**	**664**	**325**	**6 692**	**218**	**261**	**280**	**759**	**7 451**	**788**	**8 239**
		Dec-16	1 118	963	681	583	661	643	985	579	422	6 635	215	250	243	708	7 343	899	8 242
Gold price received	**– R/kg**	**Mar-17**	**551 618**	**556 441**	**551 421**	**545 609**	**551 077**	**550 739**	**543 977**	**551 000**	**550 702**	**550 220**	**514 358**	**547 663**	**550 379**	**539 099**	**549 088**	**518 942**	**546 772**
		Dec-16	566 847	567 361	566 667	568 142	568 569	567 240	575 593	567 066	566 986	568 553	545 833	570 464	569 848	562 773	567 996	541 700	565 360
Revenue	**(R'000)**	**Mar-17**	**678 490**	**461 290**	**341 881**	**268 985**	**380 794**	**397 083**	**608 710**	**365 864**	**178 978**	**3 682 075**	**112 130**	**142 940**	**154 106**	**409 176**	**4 091 251**	**321 744**	**4 412 995**
		Dec-16	633 735	546 369	385 900	331 227	375 824	364 735	566 959	328 331	239 268	3 772 348	117 354	142 616	138 473	398 443	4 170 791	443 111	4 613 902
Cash operating cost	**(R'000)**	**Mar-17**	**485 673**	**390 383**	**210 635**	**219 382**	**314 042**	**333 619**	**482 900**	**270 541**	**205 379**	**2 912 554**	**88 931**	**101 138**	**118 268**	**308 337**	**3 220 891**	**266 683**	**3 487 574**
		Dec-16	481 289	388 878	214 723	229 898	292 150	321 011	493 622	267 759	205 304	2 894 634	91 750	110 707	173 375	375 832	3 270 466	372 161	3 642 627
Inventory movement	**(R'000)**	**Mar-17**	**15 217**	**16 356**	**11 094**	**(12 807)**	**5 721**	**6 399**	**31 814**	**7 719**	**7 503**	**89 016**	**(2 850)**	**10 818**	**2 911**	**10 879**	**99 895**	**23 405**	**123 300**
		Dec-16	(19 978)	(16 417)	(12 212)	(8 524)	(2 863)	7 764	(29 597)	(10 663)	(7 270)	(99 760)	(5 499)	(6 520)	(19 577)	(31 596)	(131 356)	(2 175)	(133 531)
Operating costs	**(R'000)**	**Mar-17**	**500 890**	**406 739**	**221 729**	**206 575**	**319 763**	**340 018**	**514 714**	**278 260**	**212 882**	**3 001 570**	**86 081**	**111 956**	**121 179**	**319 216**	**3 320 786**	**290 088**	**3 610 874**
		Dec-16	461 311	372 461	202 511	221 374	289 287	328 775	464 025	257 096	198 034	2 794 874	86 251	104 187	153 798	344 236	3 139 110	369 986	3 509 096
Production profit	**(R'000)**	**Mar-17**	**177 600**	**54 551**	**120 152**	**62 410**	**61 031**	**57 065**	**93 996**	**87 604**	**(33 904)**	**680 505**	**26 049**	**30 984**	**32 927**	**89 960**	**770 465**	**31 656**	**802 121**
		Dec-16	172 424	173 908	183 389	109 853	86 537	35 960	102 934	71 235	41 234	977 474	31 103	38 429	(15 325)	54 207	1 031 681	73 125	1 104 806
Capital expenditure	**(R'000)**	**Mar-17**	**91 606**	**72 689**	**18 633**	**59 876**	**64 477**	**71 056**	**62 729**	**25 986**	**19 004**	**486 056**	**841**	**25 143**	**35 250**	**61 234**	**547 290**	**312 239**	**859 529**
		Dec-16	96 306	79 352	21 298	62 501	64 330	67 162	67 948	28 645	18 443	505 985	1 369	41 350	(8 736)	33 983	539 968	321 002	860 970
Cash operating costs	**– R/kg**	**Mar-17**	**410 197**	**489 202**	**353 414**	**429 319**	**465 247**	**472 548**	**459 905**	**423 382**	**658 266**	**450 093**	**393 500**	**424 950**	**416 437**	**412 215**	**446 169**	**411 548**	**443 317**
		Dec-16	414 547	388 878	303 710	385 089	433 457	503 942	465 681	445 522	468 731	421 038	400 655	413 086	616 993	483 075	427 344	431 241	427 739
Cash operating costs	**– R/tonne**	**Mar-17**	**1 897**	**2 585**	**4 051**	**1 769**	**2 013**	**1 928**	**3 330**	**1 840**	**2 474**	**2 263**	**54**	**168**	**316**	**117**	**821**	**412**	**763**
		Dec-16	1 981	2 461	3 579	1 810	1 826	1 681	3 066	1 727	1 974	2 130	54	155	476	136	791	555	759
Cash operating cost and Capital	**– R/kg**	**Mar-17**	**487 567**	**580 291**	**384 678**	**546 493**	**560 769**	**573 194**	**519 647**	**464 049**	**719 176**	**525 206**	**397 221**	**530 592**	**540 556**	**494 079**	**521 981**	**893 398**	**552 574**
		Dec-16	497 498	468 230	333 835	489 781	528 902	609 377	529 783	493 185	510 838	494 635	406 633	567 377	585 904	526 754	497 901	803 202	528 839
Operating free cash flow margin[3]	**%**	**Mar-17**	**15**	**–**	**33**	**(4)**	**1**	**(2)**	**10**	**19**	**(25)**	**8**	**20**	**12**	**2**	**10**	**8**	**(71)**	**2**
		Dec-16	9	14	39	12	5	(6)	1	10	6	10	21	(7)	(20)	(3)	9	(36)	4
All-in sustaining cost	**– R/kg**	**Mar-17**	**492 028**	**597 433**	**409 880**	**502 942**	**544 986**	**590 821**	**533 646**	**476 839**	**733 935**	**531 591**	**398 725**	**525 284**	**572 605**	**506 391**	**528 826**	**536 411**	**529 409**
		Dec-16	502 124	481 170	333 689	447 311	572 873	632 656	552 632	506 539	526 748	506 127	406 498	420 512	616 891	483 657	503 941	510 204	504 538

[1]Ore milled for Hidden Valley includes 221 000 tonnes (Dec-16: 90 000t) that has been capitalised as part of pre-stripping of stages 5 and 6. Gold produced and sold for Hidden Valley includes 168 kilograms (Dec-16: 81kg) that has been capitalised.

[2]Yield for December 2016 quarter restated to exclude Hidden Valley's capitalised production.

[3]Excludes run of mine costs for Kalgold (Mar-17: R1.785m, Dec-16: -R0.904m) and Hidden Valley (Mar-17: R29.314m, Dec-16: R92.080m).

OPERATING RESULTS – QUARTER ON QUARTER (US$/IMPERIAL)

			South Africa																
			Underground production										Surface production						
		Three months ended	Tshepong	Phakisa	Bambanani	Joel	Doornkop	Target 1	Kusasalethu	Masimong	Unisel	Total Underground	Phoenix	Dumps	Kalgold	Total Surface	Total South Africa	Hidden Valley[1]	Total Harmony
Ore milled	**– t'000**	**Mar-17**	**282**	**167**	**57**	**137**	**172**	**191**	**160**	**162**	**92**	**1 420**	**1 833**	**664**	**412**	**2 909**	**4 329**	**957**	**5 286**
		Dec-16	268	174	66	140	176	211	178	171	115	1 499	1 871	785	401	3 057	4 556	838	5 394
Yield[2]	**– oz/tonne**	**Mar-17**	**0.135**	**0.154**	**0.336**	**0.120**	**0.126**	**0.119**	**0.211**	**0.127**	**0.109**	**0.147**	**0.004**	**0.012**	**0.022**	**0.008**	**0.054**	**0.029**	**0.050**
		Dec-16	0.139	0.185	0.344	0.137	0.123	0.097	0.191	0.113	0.122	0.147	0.004	0.011	0.023	0.008	0.054	0.038	0.052
Gold produced	**– oz**	**Mar-17**	**38 066**	**25 656**	**19 162**	**16 429**	**21 702**	**22 698**	**33 758**	**20 544**	**10 031**	**208 046**	**7 266**	**7 652**	**9 131**	**24 049**	**232 095**	**26 235**	**258 330**
		Dec-16	37 327	32 151	22 731	19 194	21 670	20 480	34 080	19 323	14 082	221 038	7 363	8 616	9 034	25 013	246 051	30 350	276 401
Gold sold	**– oz**	**Mar-17**	**39 545**	**26 653**	**19 933**	**15 850**	**22 216**	**23 181**	**35 977**	**21 348**	**10 449**	**215 152**	**7 009**	**8 391**	**9 002**	**24 402**	**239 554**	**25 335**	**264 889**
		Dec-16	35 944	30 961	21 895	18 744	21 252	20 673	31 668	18 615	13 568	213 320	6 912	8 038	7 813	22 763	236 083	28 903	264 986
Gold price received	**– $/oz**	**Mar-17**	**1 298**	**1 310**	**1 298**	**1 284**	**1 297**	**1 296**	**1 280**	**1 297**	**1 296**	**1 295**	**1 211**	**1 289**	**1 295**	**1 269**	**1 292**	**1 221**	**1 287**
		Dec-16	1 268	1 270	1 268	1 271	1 272	1 269	1 288	1 269	1 269	1 272	1 221	1 276	1 275	1 259	1 271	1 213	1 265
Revenue	**($'000)**	**Mar-17**	**51 340**	**34 905**	**25 870**	**20 354**	**28 814**	**30 047**	**46 060**	**27 684**	**13 543**	**278 617**	**8 485**	**10 816**	**11 661**	**30 962**	**309 579**	**24 346**	**333 925**
		Dec-16	45 590	39 305	27 761	23 828	27 036	26 238	40 786	23 620	17 213	271 377	8 442	10 260	9 962	28 664	300 041	31 877	331 918
Cash operating cost	**($'000)**	**Mar-17**	**36 750**	**29 540**	**15 938**	**16 600**	**23 763**	**25 245**	**36 541**	**20 472**	**15 541**	**220 390**	**6 729**	**7 653**	**8 949**	**23 331**	**243 721**	**20 180**	**263 901**
		Dec-16	34 624	27 976	15 447	16 539	21 017	23 093	35 511	19 262	14 770	208 239	6 600	7 964	12 472	27 036	235 275	26 772	262 047
Inventory movement	**($'000)**	**Mar-17**	**1 151**	**1 238**	**839**	**(969)**	**433**	**484**	**2 407**	**584**	**568**	**6 735**	**(216)**	**819**	**220**	**823**	**7 558**	**1 771**	**9 329**
		Dec-16	(1 437)	(1 181)	(879)	(613)	(206)	559	(2 129)	(767)	(523)	(7 176)	(396)	(469)	(1 408)	(2 273)	(9 449)	(156)	(9 605)
Operating costs	**($'000)**	**Mar-17**	**37 901**	**30 778**	**16 777**	**15 631**	**24 196**	**25 729**	**38 948**	**21 056**	**16 109**	**227 125**	**6 513**	**8 472**	**9 169**	**24 154**	**251 279**	**21 951**	**273 230**
		Dec-16	33 187	26 795	14 568	15 926	20 811	23 652	33 382	18 495	14 247	201 063	6 204	7 495	11 064	24 763	225 826	26 616	252 442
Production profit	**($'000)**	**Mar-17**	**13 439**	**4 127**	**9 093**	**4 723**	**4 618**	**4 318**	**7 112**	**6 628**	**(2 566)**	**51 492**	**1 972**	**2 344**	**2 492**	**6 808**	**58 300**	**2 395**	**60 695**
		Dec-16	12 403	12 510	13 193	7 902	6 225	2 586	7 404	5 125	2 966	70 314	2 238	2 765	(1 102)	3 901	74 215	5 261	79 476
Capital expenditure	**($'000)**	**Mar-17**	**6 931**	**5 500**	**1 410**	**4 532**	**4 879**	**5 377**	**4 746**	**1 967**	**1 438**	**36 780**	**64**	**1 903**	**2 668**	**4 635**	**41 415**	**23 627**	**65 042**
		Dec-16	6 928	5 709	1 531	4 496	4 629	4 832	4 887	2 061	1 327	36 400	98	2 975	(629)	2 444	38 844	23 093	61 937
Cash operating costs	**– $/oz**	**Mar-17**	**965**	**1 151**	**832**	**1 010**	**1 095**	**1 112**	**1 082**	**996**	**1 549**	**1 059**	**926**	**1 000**	**980**	**970**	**1 050**	**968**	**1 043**
		Dec-16	928	870	680	862	970	1 128	1 042	997	1 049	942	896	924	1 381	1 081	956	965	957
Cash operating costs	**– $/t**	**Mar-17**	**130**	**177**	**280**	**121**	**138**	**132**	**228**	**126**	**169**	**155**	**4**	**12**	**22**	**8**	**56**	**28**	**52**
		Dec-16	129	161	234	118	119	109	200	113	128	139	4	10	31	9	52	36	49
Cash operating cost and Capital	**– $/oz**	**Mar-17**	**1 148**	**1 366**	**905**	**1 286**	**1 320**	**1 349**	**1 223**	**1 092**	**1 693**	**1 236**	**935**	**1 249**	**1 272**	**1 163**	**1 229**	**2 102**	**1 301**
		Dec-16	1 113	1 048	747	1 096	1 183	1 364	1 185	1 104	1 143	1 107	910	1 270	1 311	1 179	1 114	1 798	1 183
Operating free cash flow margin[3]	**%**	**Mar-17**	**15**	**–**	**33**	**(4)**	**1**	**(2)**	**10**	**19**	**(25)**	**8**	**20**	**12**	**2**	**10**	**8**	**(71)**	**2**
		Dec-16	9	14	39	12	5	(6)	1	10	6	10	21	(7)	(20)	(3)	9	(36)	4
All-in sustaining cost	**– $/oz**	**Mar-17**	**1 158**	**1 406**	**965**	**1 184**	**1 283**	**1 390**	**1 256**	**1 122**	**1 727**	**1 251**	**938**	**1 236**	**1 348**	**1 192**	**1 245**	**1 254**	**1 246**
		Dec-16	1 124	1 077	747	1 001	1 282	1 416	1 237	1 133	1 179	1 132	910	941	1 380	1 082	1 128	1 139	1 129

[1]Ore milled for Hidden Valley includes 243 000 tonnes (Dec-16: 99 000t) that has been capitalised as part of pre-stripping of stages 5 and 6. Gold produced and sold for Hidden Valley includes 5 398 ounces (Dec-16: 2 618oz) that has been capitalised.

[2]Yield for December 2016 quarter restated to exclude Hidden Valley's capitalised production.

[3]Excludes run of mine costs for Kalgold (Mar-17: -US$0.135m, Dec-16: -US$0.065m) and Hidden Valley (Mar-17: US$2.218m, Dec-16: US$6.624m).

CONTACT DETAILS

CORPORATE OFFICE

Randfontein Office Park
PO Box 2, Randfontein, 1760, South Africa
Corner Main Reef Road and Ward Avenue
Randfontein, 1759, South Africa
Telephone: +27 11 411 2000
Website: www.harmony.co.za

DIRECTORS

PT Motsepe* *(chairman)*
FFT De Buck*^ *(lead independent director)*
JM Motloba*^ *(deputy chairman)*
PW Steenkamp *(chief executive officer)*
F Abbott *(financial director)*
JA Chissano*1^, KV Dicks*^, Dr DSS Lushaba*^
HE Mashego**, M Msimang*^, KT Nondumo*^
VP Pillay*^, JL Wetton*^, AJ Wilkens*

* Non-executive

** Executive

^ Independent

1 Mozambican

INVESTOR RELATIONS

E-mail: harmonyIR@harmony.co.za

Marian van der Walt
Executive: Corporate and Investor Relations
Telephone: +27 11 411 2037
Fax: +27 86 614 0999
Mobile: +27 82 888 1242
E-mail: marian@harmony.co.za

Lauren Fourie
Investor Relations Manager
Telephone: +27 11 411 2025
Mobile: +27 72 436 3512
Email: lauren.fourie@harmony.co.za

COMPANY SECRETARY

Riana Bisschoff
Telephone: +27 11 411 6020
Fax: +27 11 696 9734
Mobile: +27 83 629 4706
E-mail: riana.bisschoff@harmony.co.za

TRANSFER SECRETARIES

Link Market Services South Africa (Proprietary) Limited
(Registration number 2000/007239/07)
13th Floor, Rennie House, Ameshoff Street, Braamfontein
PO Box 4844, Johannesburg, 2000, South Africa
Telephone: +27 86 154 6572
E-mail: info@linkmarketservices.co.za
Fax: +27 86 674 2450

ADR* DEPOSITARY

Deutsche Bank Trust Company Americas
c/o American Stock Transfer and Trust Company
Peck Slip Station
PO Box 2050, New York, NY 10272-2050
E-mail queries: db@amstock.com
Toll free: +1-800-937-5449
Int: +1-718-921-8137
Fax: +1-718-765-8782
*ADR: American Depositary Receipts

SPONSOR

JP Morgan Equities South Africa (Pty) Ltd
1 Fricker Road, corner Hurlingham Road
Illovo, Johannesburg, 2196
Private Bag X9936, Sandton, 2146
Telephone: +27 11 507 0300
Fax: +27 11 507 0503

TRADING SYMBOLS

JSE Limited: HAR
New York Stock Exchange, Inc.: HMY

REGISTRATION NUMBER:

1950/038232/06
Incorporated in the Republic of South Africa

ISIN:

ZAE 000015228

FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements within the meaning of the safe harbour provided by Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended, with respect to our financial condition, results of operations, business strategies, operating efficiencies, competitive positions, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters. These include all statements other than statements of historical fact, including, without limitation, any statements proceeded by, followed by, or that include the words "targets", "believes", "expects", "aims" "intends" "will", "may", "anticipates", "would", "should", "could", "estimates", "forecast", "predict", "continue" or similar expressions or the negative thereof.

These forward-looking statements, including, among others, those relating to our future business prospects, revenues and income, wherever they may occur in this report and the exhibits to this report, are essentially estimates reflecting the best judgment of our senior management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this report. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation: overall economic and business conditions in South Africa, Papua New Guinea, Australia and elsewhere, estimates of future earnings, and the sensitivity of earnings to the gold and other metals prices, estimates of future gold and other metals production

and sales, estimates of future cash costs, estimates of future cash flows, and the sensitivity of cash flows to the gold and other metals prices, statements regarding future debt repayments, estimates of future capital expenditures, the success of our business strategy, development activities and other initiatives, estimates of reserves statements regarding future exploration results and the replacement of reserves, the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions, fluctuations in the market price of gold, the occurrence of hazards associated with underground and surface gold mining, the occurrence of labour disruptions, power cost increases as well as power stoppages, fluctuations and usage constraints, supply chain shortages and increases in the prices of production imports, availability, terms and deployment of capital, changes in government regulation, particularly mining rights and environmental regulation, fluctuations in exchange rates, the adequacy of the group's insurance coverage and socio-economic or political instability in South Africa and Papua New Guinea and other countries in which we operate.

For a more detailed discussion of such risks and other factors (such as availability of credit or other sources of financing), see the company's latest Integrated Annual Report on Form 20-F which is on file with the Securities and Exchange Commission, as well as the Company's other Securities and Exchange Commission filings. The company undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this annual report or to reflect the occurrence of unanticipated events, except as required by law.

www.harmony.co.za

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